Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi launches dedicated vaccines mRNA Center of Excellence

*	Approximately €400million investment annually to accelerate end-to-end R&D of next-generation vaccines, fully financed through resource reallocation
*	Focus on innovating mRNA vaccines beyond pandemic to routine use in diseases with high unmet need
*	Expected minimum of six clinical candidates by 2025

PARIS – June 29, 2021 - Sanofi will invest approximately €400 million annually in a first-of-its kind vaccines mRNA Center of Excellence. The Center will work to accelerate the development and delivery of next-generation vaccines by bringing together approximately 400 dedicated employees integrating end-to-end mRNA vaccine capabilities with dedicated R&D, digital, and chemistry, manufacturing and controls (CMC) teams across sites at Cambridge, MA (US) and Marcy l’Etoile, Lyon (France).

“During the COVID-19 pandemic, mRNA technologies demonstrated potential to deliver new vaccines faster than ever before. However, key areas of innovation such as thermostability and tolerability improvements will be critical to unlock the applications of mRNA in routine vaccination against a broader set of infectious diseases and across all ages. The Sanofi mRNA vaccines Center of Excellence aims to lead the field in this next chapter of vaccine innovation,” said Jean-Francois Toussaint, Global Head of Research and Development, Sanofi Pasteur.

The Center of Excellence will enable acceleration of the vaccines mRNA portfolio developed through the Translate Bio collaboration established in 2018 and expanded in 2020.

“This massive new investment clearly puts us in the race to develop next-generation vaccines where mRNA technologies can have greatest impact.” said Thomas Triomphe, Executive Vice President, Global Head of Sanofi Pasteur. “While mRNA won’t be the solution for every infectious disease, its translation into routine prevention could have immense impact for many unmet public health needs. It now becomes a critical new technology in our comprehensive vaccines toolbox, one which could help reinvent health protection in the future.”

Sanofi is committed to rapidly establishing an industry-competitive mRNA platform and is working with our partners and all relevant stakeholders, internally and externally, to achieve this objective.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Media Relations Contacts Ashleigh Koss Tel: +1 (908) 205-2572 ashleigh.koss@sanofi.com Sandrine Guendoul Tel.: +33 (0)6 25 09 14 25 sandrine.guendoul@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

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https://www.sanofi.com/en/investors/contact

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.